

November 16, 2012

Via Email
Iris Hill
President and Chief Executive Officer
Mobile Gaming International Corp.
Casa James, 29680 Callevenus, Playa Del Sol
Estepona, Marbella, Spain 29680

> **Re: Mobile Gaming International Corp.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed October 31, 2012**
> **File No. 333-184026**

Dear Ms. Hill:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 18, 2012.

Risk Factors

We have not yet developed ay smartphone or tablet applications, page 7

1.   We note your new risk factor in response to prior comment 3. Please clarify the subheading to adequately describe the risk that you will be unable to generate any revenues or generate a profit without any applications.

Because management has limited experience in developing applications…, page 8

2.   We note your new risk factor in response to prior comment 7. Please revise the risk factor subheading so that it is consistent with the first sentence of the risk factor that your "officers and directors have no business experience with developing applications or with electronic medical prescriptions" rather than stating that management has "limited experience" in these areas.

Exhibits

3.   In response to prior comment 12, we note that you filed a description of the agreement between the company and the President to loan the company "an unspecified amount to assist in start-up operations" "throughout the next twelve (12) months." Please expand

the description to specify the twelve-month period to which the agreement relates and ensure that this information is included in the registration statement.

4. Please refer to prior comment 12 and file a written summary of the material terms of the compensation arrangements to pay the officers if and when the company becomes profitable.

5. We note that the subscription agreement continues to include language requiring the investor to initial a statement that acknowledges or certifies that he/she has been provided a copy of the company's prospectus and has had an opportunity to review the prospectus and ask management of Mobile Gaming International Corp. questions with regard to the business and related matters. Please refer to prior comment 14 and delete this language as it appears to be a waiver of investors' rights. Alternatively, tell us why you believe that is appropriate for the subscription agreement and explain how investors will have the opportunity to ask management of the company questions with regard to the business and related matters in the prospectus.

You may contact Jennifer Fugario, Staff Accountant at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director